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                             September 18, 2020

       Antonio Milici
       Chief Executive Officer
       GeneThera, Inc.
       3051 W 105th Ave. #350251
       Westminster, CO 80035

                                                        Re: GeneThera, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed June 10, 2020
                                                            File No. 000-27237

       Dear Mr. Milici:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 9A. Controls and Procedures
       Management   s Annual Report on Internal Control over Financial
Reporting, page 23

   1.                                                   Your management   s
annual report on internal control over financial reporting refers to
                                                        December 31, 2018 in
the conclusion sentence. Please file an amendment to refer to the current fiscal year as
required by Item 308(a)(3) of Regulation S-K. As a reminder, your amended filing should
include updated certifications that are currently dated and make reference to the
amended Form 10-K.
       Financial Statements
       Report of Independent Registered Public Accounting Firm, page F-3

   2. We note that the report of your independent registered public accounting firm refers to
                                                        Beyond Wellness
International, Inc. Please have your auditor revise its audit report in an amended filing to
reflect the name of your company that is included in your financial
 Antonio Milici
GeneThera, Inc.
September 18, 2020
Page 2
         statements as required by AS 3101.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Li Xiao at (202) 551-4391 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.



FirstName LastNameAntonio Milici                          Sincerely,
Comapany NameGeneThera, Inc.
                                                          Division of
Corporation Finance
September 18, 2020 Page 2                                 Office of Life
Sciences
FirstName LastName